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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           Biopool International, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    90649104
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                                 (CUSIP Number)

Mr. W. Randolph, Biotech International Limited, PO Box 391 Acacia Ridge Q1d 4110
              Australia Tel: +61-7-3370-6396 Fax: +61-7-3370-6370
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 29, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

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CUSIP No. 90649104                    13D/A                  Page  2 of  6 Pages


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1    NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)


                          Biotech International Limited
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [_]
                                                                       (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS


                                                                          WC BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                      Australia
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               7    SOLE VOTING POWER

  NUMBER OF
                                                                        614,200
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                        614,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                        614,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) ___________________


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                          7.41%
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14   TYPE OF REPORTING PERSON


                                                                             CO
--------------------------------------------------------------------------------

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CUSIP No. 90649104                                   Schedule 13D/A

Introductory Note

         This Amendment No. 1 amends, supplements and restates the statement on
Schedule 13D filed on December 20, 1999 relating to common stock of Biopool International, Inc.

Item 1.           Security and Issuer

This statement relates to Common Stock, par value $0.01 per share (the "Common Stock") of Biopool International, Inc, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6025 Nicolle Street Ventura, CA 93003.

Item 2.           Identity and Background

The name, place of organization and business address of the person filing this Statement is:

Biotech International Limited, a corporation organized under the laws of Australia ("Biotech International"), of 11 Durbell Street Acacia Ridge Queensland 4110 Australia.

Biotech International develops, manufactures and sells human and veterinary diagnostics. It also is in the process of developing an industrial paper bleach enzyme for eventual manufacture and sale. Its operations are based in Australia. In its last fiscal year a large proportion of its sales of products were to overseas markets.

The name, principal occupation, business address and citizenship of each of the executive officers and directors of Biotech International are as follows:

Mr David R Fawcett (Chairman), Company Director, 11 Flannan Place Warwick Western Australia 6024, Citizen of Australia.

Mr Clive Little (Deputy Chairman), Company Director, 123 Gipps Street East Melbourne Victoria 3002 Australia, Citizen of Australia.

Mr Neville J Bassett (Director), Corporate Consultant, 23 Priory Road Maida Vale Western Australia 6057 Australia, Citizen of Australia.

Mr Peter M Dowding (Director), Barrister at Law, 32 Kinninmont Avenue Nedlands Western Australia 6009 Australia, Citizen of Australia.

Mr Roman Zwolenski (Executive Director), Company Manager, 50a Broomfield Street Taringa Queensland 4068 Australia, Citizen of Australia.

Mr Warren A Randolph (Company Secretary), Corporate Consultant & CPA, 34 Fleetwood Street Macgregor Queensland 4109 Australia, Citizen of Australia.



                                       3
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Neither Biotech International nor, to the best of the knowledge of Biotech
International, any of its executive officers or directors has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

All of the Common Stock acquired by Biotech International has been purchased on the OTC Bulletin Board market on various dates.

Biotech International acquired the Common Stock with a combination of cash on hand and borrowed funds. The borrowed funds were loaned to Biotech International in the ordinary course of business pursuant to a general credit facility provided to Biotech International by the Australia and New Zealand Banking Group Limited.

Item 4.           Purpose of Transaction

Biotech International acquired the Common Stock of the Issuer to gain an investment interest in the Issuer.

In the course of strategic planning, Biotech International has determined to increase its investment in the Issuer.

Biotech International reserves the right to exercise any and all of its rights and privileges as a security holder of the Issuer. However, except as set forth in this Item 4, Biotech International has no present plan or proposal that relates to or would result in (i) the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (v) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vi) any similar action.


Item 5.           Interest in Securities of the Issuer

(a) and (b)       Biotech International currently has ownership of 614,200
                  shares of Common Stock of the Issuer. This amount constitutes approximately 7.41% of the issued and outstanding shares of Common Stock of the Issuer, based upon the total of 8,286,986 issued and outstanding shares as of December 15,

                  1999. Biotech International has the sole power to direct the vote of and sole power to direct the disposition of the 614,200 shares of Common Stock.

(c) During the past 60 days, Biotech International has made the following purchases of Common Stock of the Issuer on the OTC Bulletin Board:

DATE                    COMMON STOCK PURCHASED   PRICE PAID EACH
----                    ----------------------   ---------------
October 29, 1999                 15,000           81.250 cents
November 1, 1999                 15,000           81.250 cents
November 4, 1999                 10,000           84.375 cents
November 5, 1999                 36,850           84.375 cents
November 10, 1999                23,500           87.500 cents
November 12,1999                 10,000           87.500 cents
November 12, 1999                27,500           90.625 cents
November 12, 1999                 2,500           90.000 cents
November 16, 1999                10,000           90.000 cents
November 17, 1999                25,000           86.875 cents
November 18, 1999                20,000           89.063 cents
November 23, 1999                11,500           90.353 cents
November 26, 1999                97,500           90.625 cents
November 29, 1999                 5,000           90.625 cents
December 1, 1999                  9,350           90.625 cents
December 2, 1999                  5,000           93.750 cents
December 3, 1999                 21,500           92.660 cents
December 9, 1999                 20,000           93.750 cents
December 10, 1999                10,000           87.500 cents
December 10, 1999                15,000           90.625 cents
December 13, 1999                10,000           90.625 cents
December 14, 1999                40,000           90.625 cents
December 16, 1999                10,000           81.250 cents
December 20, 1999                39,000           90.625 cents
December 21, 1999                30,000           87.500 cents
December 29, 1999                42,500           75.000 cents

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Biotech International.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits

         None

                                       5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 4, 2000

Signature:  /s/ Warren Randolph
            --------------------------


Name/Title: Warren A Randolph, Company Secretary, Biotech International Limited


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